TWIN MINING CORPORATION
(a development stage company)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
For the years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)	Cumulative, since inception (March 6, 1985 to December 31, 2004)	2004	2003	2002
	$	$	$	$

Interest income	1,808,988	1,970	22,792	23,767

General and administrative expenses
Salaries and benefits	5,355,709	454,753	521,870	398,471
Professional fees	2,879,823	166,122	117,840	99,345
Investor relations	1,599,903	129,455	126,264	206,797
Travel	683,768	72,504	19,211	35,071
Interest	83,015	40,000	-	-
Administrative and office	3,443,484	318,119	241,487	122,631
Depreciation	120,780	19,603	9,704	19,545
	14,166,482	1,200,556	1,036,376	881,860

Mineral property costs written off	12,200,710	1,450,626	31,219	-

Future income tax provision (recovery) (note 7)	3,652,065	4,574,200	(922,135)	-

(Gain) loss from foreign currency translation	130,024	(79,325)	(18,012)	(2,435)
	30,149,281	7,146,057	127,448	879,425
Loss for the year	28,340,293	7,144,087	104,656	855,658

Accumulated deficit, beginning of period	-	21,196,206	21,091,550	20,235,892

Adoption of stock option standard (note 6(c))	646,145	646,145	-	-
Accumulated deficit, end of period	28,986,438	28,986,438	21,196,206	21,091,550

Weighted average number of shares outstanding		100,425,167	83,664,662	74,638,781

Loss per share - basic and diluted		0.071	0.001	0.011

The accompanying notes are an integral part of these consolidated financial statements